Filed Pursuant to Rule 424(b)(3)

Registration No. 333-110668

PROSPECTUS SUPPLEMENT NO. 1 to

PROSPECTUS DATED DECEMBER 1, 2003

Chesapeake Energy Corporation

Offer to Exchange up to $500,000,000 of 8.125% Senior Notes due April 1, 2011

We are extending our offer to exchange, upon the terms and subject to the conditions set forth in our prospectus dated December 1, 2003 as modified and supplemented by this prospectus supplement, up to $500 million in aggregate principal amount of our 8.125% Senior Notes due 2011 for a principal amount set forth below of new notes issued from our outstanding series of 7.75% Senior Notes due 2015 or 6.875% Senior Notes due 2016. We refer to this offer, as modified by this prospectus supplement, as the exchange offer. We refer to our 8.125% Senior Notes due 2011 as the 2011 Notes and to our 7.75% Senior Notes due 2015 and our 6.875% Senior Notes due 2016 offered in this exchange offer as the 2015 Notes and 2016 Notes, respectively. The CUSIP number of the 2011 Notes is 165167AS6.

We are extending the offer in order for holders of 2011 Notes to consider our recent announcements regarding proposed acquisitions and our related financing plans. The pricing terms of the exchange offer have not been modified.

We are extending and modifying the exchange offer by:

•	extending the expiration of the exchange offer to 5:00 p.m., New York City time, on Monday, January 12, 2004, with settlement expected on January 14, 2004;

•	extending the early participation date and the right to withdraw tenders of 2011 Notes to 5:00 p.m., New York City time, on Friday, January 9, 2004, entitling holders of 2011 Notes validly tendered by such time and accepted by us to receive an early participation payment in cash of $10.00 for each $1,000 principal amount of 2011 Notes; and

•	adding a condition to our acceptance of tenders that we have received at least $225 million in gross proceeds from the sale of our common stock.

The exchange offer remains subject to all other terms and conditions set forth in the prospectus dated December 1, 2003, as modified by this prospectus supplement.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the accuracy or the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Joint Lead Dealer Managers

Banc of America Securities LLC	Deutsche Bank Securities	Lehman Brothers

Bear, Stearns & Co. Inc.

Credit Suisse First Boston

Morgan Stanley

BNP PARIBAS

Credit Lyonnais Securities

SunTrust Robinson Humphrey

TD Securities

Comerica Securities

Wells Fargo Securities

The date of this prospectus supplement is December 24, 2003.

Extension of the Exchange Offer

The exchange offer has been extended and will expire at 5:00 p.m., New York City time, on Monday, January 12, 2004, which date we refer to as the expiration date, unless further extended. If tenders are accepted, the exchange offer is expected to be settled on January 14, 2004.

Extension of Early Participation Payment

If you validly tender 2011 Notes at any time prior to 5:00 p.m., New York City time, on Friday, January 9, 2004, which date we refer to as the early participation date, you will receive an early participation payment in cash of $10.00 for each $1,000 principal amount of 2011 Notes validly tendered and accepted for exchange.

Extension of Withdrawal Rights

Tenders of 2011 Notes, including all 2011 Notes previously tendered, may be withdrawn at any time prior to 5:00 p.m., New York City time, on Friday, January 9, 2004. Except under certain circumstances as described herein, tenders of 2011 Notes may not be withdrawn after that time.

Additional Condition to Acceptance of Tenders

In addition to the conditions to the exchange offer set forth in the original prospectus, we will not accept any tenders of 2011 Notes pursuant to the exchange offer unless we have received at least $225 million in gross proceeds from the sale of our common stock. We will not amend or waive this condition unless we extend the exchange offer and withdrawal rights.

No Change in Exchange Offer Consideration

We have not changed the consideration for the exchange offer. You can select the form of consideration that you will receive for your 2011 Notes from the following two options:

•	2015 Note Option. Under this option, we will exchange $1,033.23 in principal amount of 2015 Notes, less an adjustment for net accrued interest, for every $1,000 in principal amount of 2011 Notes tendered.

•	2016 Note Option. Under this option, we will exchange $1,107.68 in principal amount of 2016 Notes, plus an adjustment for net accrued interest, for every $1,000 in principal amount of 2011 Notes tendered.

You do not have to choose the same option for all the 2011 Notes that you tender. You do not have to tender all of your 2011 Notes to participate in this exchange offer.

Accrued Interest Adjustment

We have not changed the terms of the exchange offer relating to settlement of accrued interest. The exchange offer contains a per diem adjustment for accrued interest in the event of an extension of the expiration date beyond December 31, 2003. This per diem adjustment results in a $0.0041 per day increase in principal issued in the case of the 2015 Note Option and a $.0096 per day increase in principal issued in the case of the 2016 Note Option.

Assuming a settlement date of January 14, 2004, to adjust for the settlement of accrued interest:

•	the exchange ratio under the 2015 Note Option will be adjusted by reducing the amount of principal of 2015 Notes issued for each $1,000 of principal of 2011 Notes tendered by $15.14, so that you will receive $1,018.09 principal amount of 2015 Notes for each $1,000 principal amount of 2011 Notes validly tendered and accepted for exchange; and

•	the exchange ratio under the 2016 Note Option will be adjusted by increasing the amount of principal of 2016 Notes issued for each $1,000 of principal of 2011 Notes tendered by $12.65, so that you will receive $1,120.33 principal amount of 2016 Notes for each $1,000 principal amount of 2011 Notes validly tendered and accepted for exchange.

Information Concerning the Acquisitions

We filed a Current Report on Form 8-K on December 23, 2003 with the Securities and Exchange Commission describing the proposed acquisitions and our plans to finance them. We expect the closing of the $420 million acquisition of Concho Resources Inc., which is subject to satisfaction of customary closing conditions, will be completed on January 30, 2004. There is no assurance, however, that the Concho Resources acquisition will close and the exchange offer is not conditioned on it.